UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 18, 2019: Euroseas Ltd. Announces the Acquisition of Four 4,250 teu Containerships Further Expanding and Renewing its Fleet; and a Private Placement of $6 million of Common Stock.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 19, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces the Acquisition of Four 4,250 teu Containerships Further Expanding and Renewing its Fleet; and a Private Placement of $6 million of Common Stock

Maroussi, Athens, Greece – November 18, 2019 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, today announced that it has entered into agreements to acquire four 4,253 teu containerships built in South Korea, three in 2009 and one in 2008.

The vessels are being acquired from companies controlled by Synergy Holdings Limited for a total consideration of approximately $40 million. The acquisition will be financed by bank debt, existing funds of the Company and $6 million raised in private placements. The Company will also assume the charters the vessels are currently under. As part of the transaction, the Company has agreed to acquire certain management services of Synergy Marine Limited for the next three years. Mr. Andreas Papathomas, Chairman of Synergy Holdings Limited, has joined the Board of Directors of the Company. The Company has also agreed to issue an additional $0.5 million in shares of its common stock to Synergy Holdings Limited if certain conditions are fulfilled in one year. One of the vessels was delivered to the Company today while the remaining three are expected to be delivered within a week subject to certain closing conditions being met. Fearnley Project Finance AS acted as an advisor in the transaction.

The private placements of $6 million of common stock are subscribed equally by Synergy Holdings Limited and Eurobulk Marine Holdings Inc. (a company affiliated to the Company’s CEO). As the result of the private placements, the Company will have issued approximately 8.45 million new common shares at a price of $0.71 per share representing about 19% of the Company’s ownership after the acquisition.

Euroseas believes that the addition of the four vessels will add in excess of $5 million to the Company’s EBITDA over the next twelve months and reduce the average age of its fleet by approximately 2 years. After the acquisitions, the fleet of the Company will reach 19 units which are all, except one, feeder and intermediate containerships, further highlighting the positioning of the Company as the only publicly listed company focusing on the feeder and intermediate containership sector.

In parallel with the vessel acquisition, the Company announced that its vessel M/V Akinada Bridge, which has been drydocked in connection with its special survey, faced delays in completing the needed work resulting in the loss of the previously secured charter. The Company has replaced the charter with another charter of similar rate and duration of three to five months which is expected to commence in early December 2019 when the remaining work on the vessel is expected to be completed.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased to announce again today another transformative transaction for Euroseas following the four vessels we acquired in August 2019. This time, we have agreed to acquire four additional vessels of average age of about 11 years, not only expanding our fleet but also renewing it by reducing its average age by about 2 years. This is a significant transaction for the Company as it takes a meaningful presence in the Panamax markets. The transaction validates our strategy to become the only publicly listed platform to consolidate feeder and intermediate containerships. At the same time, this transaction underscores the belief of the main shareholders of Euroseas (including myself and the broader Pittas family) in the prospects of the Company. The same confidence in the prospects of the Company is shown by Synergy Holdings. We are very pleased that Andreas Papathomas has joined the Board at this exciting time. His deep knowledge and understanding of shipping operations, sale & purchase, chartering and capital markets will add considerable value to the Board.”

“We remain optimistic about the prospects of the feeder and intermediate containership markets due to favorable supply developments provided that trade demand growth does not falter because of current trade uncertainties related to the US-China trade tensions.”

Updated Fleet Profile

Including the four vessels agreed to be acquired, the Euroseas fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	In shipyard ‘til Dec-19 TC ‘til Mar-20	$16,500
SYNERGY BUSAN	Intermediate	50,726	4,253	2009	TC ‘til Mar-20	$13,250
SYNERGY ANTWERP	Intermediate	50,726	4,253	2008	TC ‘til May-20	CONTEX 4250 less 10%; floor $8,000 / ceiling $16,000
SYNERGY OAKLAND	Intermediate	50,787	4,253	2009	TC ‘til Nov-19 extension option ‘til Oct-20 option ‘til Oct-21	$9,000 ‘til Feb-20; $10,000 ‘til Oct-20; option CONTEX 4250 less 10%
SYNERGY KEELUNG	Intermediate	50,969	4,253	2009	TC ‘til Ded-20 extension option ‘til Jun-22 option ‘til Jun-23	$10,000 ‘til Jun-21; $11,750 ‘til Jun-22; option $14,500
EM KEA	Feeder	42,165	3,100	2007	TC ‘til Mar-20	$9,700
EM ASTORIA	Feeder	35,600	2,788	2004	TC ‘til Feb-20	$8,500
EM CORFU	Feeder	34,654	2,556	2001	TC 'til Feb-20	$11,600
EM ATHENS	Feeder	32,350	2,506	2000	TC 'til Feb-20	$8,500
EM OINOUSSES	Feeder	32,350	2,506	2000	TC ‘til Dec-19	$8,700
EVRIDIKI G	Feeder	34,677	2,556	2001	TC ‘til Jan-20	$10,000
DIAMANTIS P	Feeder	30,360	2,008	1998	TC ‘til Jul-20	$8,000
EM SPETSES	Feeder	23,224	1,740	2007	TC ‘til Feb-20	$7,000
EM HYDRA	Feeder	23,351	1,740	2005	TC ‘til Mar-20	$7,500
JOANNA	Feeder	22,301	1,732	1999	TC ‘till Feb-20	$6,650
MANOLIS P	Feeder	20,346	1,452	1995	TC 'til Mar-20	$6,800
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC 'til Apr-20	$7,500
NINOS	Feeder	18,253	1,169	1990	TC 'til Feb-20	$7,750
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Nov-19	$7,750
Total Container Carriers	19	660,940	51,083	17.5 yrs

 (*) Refers to minimum period of employment.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

With the announced acquisitions Euroseas has a fleet of 19 vessels, including 14 Feeder containerships and 5 Intermediate container carriers with cargo capacity of 51,083 teu.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Euroseas’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although Euroseas believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Euroseas’ control. Actual results (including the anticipated results of the transactions announced in this press release) may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships; competitive factors in the market in which Euroseas operates; risks associated with operations outside the United States; risks associated with related party transactions and other factors listed from time to time in Euroseas’ filings with the Securities and Exchange Commission. Euroseas expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit Euroseas’ website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis / Judit Csepregi President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

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